NEWS RELEASE

TSX Trading Symbol: BZA

DRILLING EXPANDS THE YEAR ONE D-ZONE AT COPPERSTONE

July 22, 2009 - American Bonanza Gold Corp. (TSX: BZA) ("Bonanza") has drilled high grade gold on the southern edge of the D-Zone mineralization at the 100% owned Copperstone Project in Arizona. Drill hole 08CS-54 encountered a 6.1 meter mineralized zone within the Copperstone Fault with an average grade of 37.8 grams per tonne gold (1.1 ounces of gold per ton) approximately 60 feet south of the southern margin of the D-Zone. These drill results will likely expand the high grade mineralized material that will be targeted for mining during the first year of the mine life. The Copperstone project produced one-half million ounces of gold between 1987 and 1993 and Bonanza is currently planning the re-activation of mining on the project during 2010.

Mine development advantages for Copperstone are significant and should shorten the permitting schedule and reduce capital costs for the new mine. Copperstone is a modern previously mined site with a clean, non-sulfide bearing mineral resource. Existing infrastructure consists of a power line and substation, and three water wells, all sufficient for the new mine at Copperstone, along with an office, maintenance shops and a laboratory building. The current study by the Company is optimizing the mining and milling plan, along with capital and operational costs. High grade in the D-Zone mineralization that is scheduled for Year One production has already been exposed in a 600 meter decline. Bonanza’s revised schedule for the current Feasibility Study now estimates completion during early September.

The South Pit Zone, the Southwest Zone, and the D-Zone have the potential to significantly extend the mine life and improve the economic returns. The potential for these gold zones, which lie outside of the current resources, to extend the mine life at Copperstone will be evaluated subsequent to the current economic study.

The D-Zone exploration drill results are shown below:

Hole-ID	From (m)	To (m)	Interval (m)	Gold (g/t)	Comment
08CS-53	175.5	176.1	0.6	12.7	D - Zone

08CS-54	186.0	192.1	6.1	37.8	D - Zone
incl	186.0	188.1	2.1	21.2
and	190.5	192.1	1.6	121.2

08CS-55	No significant assays				D - Zone

The current drill holes were drilled at high angles to known mineralized structures and are thought to represent near true thicknesses.

A map showing the D-Zone exploration drill results can be found on the Company's website at: http://www.americanbonanza.com/i/maps/copperstone/July09-DZone-Map.jpg.

About Copperstone

The Copperstone Property is located in western Arizona within the Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline completed by Bonanza that accesses high grade gold mineralization north of the open pit in the D-Zone. Subsequently, a total of 59 exploration holes have been drilled, with a combined length of 17,490 meters (57,374 feet). Several strong gold anomalies were drilled, with the southern margin of the D-Zone, the South Pit zone and the Southwest zone showing the best results to date.

Copperstone gold resources, based on a cutoff grade of 5.1 g/t gold, and capped at 137 g/t gold:

Classification	Tonnes	Grade (g/t Gold)	Contained Ounces of Gold
Measured	10,400	20.9	7,005
Indicated	960,000	10.6	327,924
Measured + Indicated	970,400	10.7	334,929
Additional Inferred	189,600	10.9	66,266

Other News

Bonanza has been informed by Agnico-Eagle Mines Ltd. (“Agnico-Eagle”) that Agnico-Eagle has elected to terminate the Option Agreement dated November 15, 2007 between the two companies relating to the Vezza and Noyon-Northway Properties. In accordance with the Option Agreement, the termination shall become effective on July 20, 2009 (the “Termination Date”).

Under the terms of the Option Agreement, because Agnico-Eagle has not exercised its option, each company resumes full ownership of its respective Properties that were subject to the Option Agreement. Bonanza shall assume ownership of the Noyon-Northway Properties on the Termination Date without any obligations to Agnico-Eagle. As required under the Option Agreement, Agnico-Eagle will renew the mining claims comprised in the Noyon-Northway Properties which expire on August 3, 2009, October 12, 2009, and December 12, 2009 in order to maintain such claims in good standing for a period of at least 180 days after the Termination Date.

Bonanza remains confident in the potential of the Noyon-Northway Properties and vicinity, and will now pursue alternate strategies to advance its Properties.

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is working to re-activate mining at the development-stage Copperstone gold property in Arizona, is well financed and has no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

The qualified person who is responsible for the preparation of the technical information in this press release is Chris Pratt, Bonanza's Geologist at Copperstone. Mr. Pratt is a qualified person as defined by National Instrument 43-101 guidelines.

The drill samples are collected by Bonanza personnel at the drill for each drill hole. All of Bonanza's facilities are secure, inside the fenced compound. The core is transported to Bonanza's core processing facility on site at Copperstone by Bonanza personnel.

All core is logged for recovery and other geotechnical features, prior to being sawed lengthwise in half by Bonanza personnel. Individual core samples are selected on a geological basis to characterize the gold mineralization associated with various rock types, alteration types and structural horizons. Subsequent to sawing and sampling, the remaining half core is geologically logged and stored on site as reference samples. The samples are bagged, labeled and tied at the Copperstone project site by Bonanza personnel. Geologic information is recorded on standardized sample description forms which included color, rock type, alteration, mineral species and abundance. Samples are stored in a secure facility at the Copperstone project site.

DATS Trucking, Inc. collects samples from the secure facility at Copperstone and transports the samples to representatives of American Assay Laboratories (AAL) in Sparks, Nevada. There, representatives of American Assay Laboratories (AAL) in Sparks, Nevada receive the samples and take custody of the samples. AAL is ISO / IEC 17025 certified and has successfully completed Canadian proficiency testing (CCRMP).

At the AAL laboratory, the core samples are dried, crushed to -10 mesh, pulverized to -150 mesh, split to 1,000 gram pulps, and fire assayed for gold two times using 2-assay ton fire assay charges with a gravimetric finish. Reported gold grades are the average of these two assays for each sample. Samples are routinely assayed in duplicate. There is good correlation between the duplicate assays. All samples greater than 0.100 opt, standards, and blanks are routinely submitted to additional labs for verification. Standards are routinely inserted for assay. Check assays are routinely submitted to BSI-Inspectorate, Sparks, NV 5-assay ton gold analysis. BSI-Inspectorate is ISO 9002 certified. Bonanza personnel deliver the samples to the check lab.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This news release uses the terms. "Measured and Indicated Resource” Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them .U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This news release also uses the term."Inferred Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:

Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email: info@americanbonanza.com